Mylan Acquisition of Meda & 2015 Financial Results June 24, 2016 Filed by Mylan N.V. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Meda AB

FORWARD LOOKING STATEMENTS This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Meda AB (publ.) (“Meda”) by Mylan N.V. (“Mylan” or the “Company”) (the “Meda Transaction”), Mylan’s related public offer to the shareholders of Meda to acquire all of the outstanding shares of Meda (the “Offer”), Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ (“Abbott”) non-U.S. developed markets specialty and branded generics business (the “EPD Business”), the benefits and synergies of the EPD Transaction and the Meda Transaction, future opportunities for Mylan, Meda, or the combined company and products and any other statements regarding Mylan’s, Meda’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Meda Transaction, including as to the timing of the Meda Transaction, uncertainties as to whether Mylan will be able to complete the Meda Transaction, the possibility that competing offers will be made, the possibility that certain conditions to the completion of the Offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the Meda Transaction or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the Meda Transaction; the ability to meet expectations regarding the accounting and tax treatments of the EPD Transaction and the Meda Transaction; changes in relevant tax and other laws, including but not limited to changes in the U.S. tax code and healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of the EPD Business and Meda being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the EPD Transaction and the Meda Transaction; the retention of certain key employees of the EPD Business and Meda being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the EPD Transaction and the Meda Transaction within the expected time-frames or at all and to successfully integrate the EPD Business and Meda; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to Mylan’s ability to bring new products to market; success of clinical trials and Mylan’s ability to execute on new product opportunities; any changes in or difficulties with our inventory of, and our ability to manufacture and distribute, the EpiPen® Auto-Injector to meet anticipated demand; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations, and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Meda or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended, its Quarterly Report on Form 10-Q for the three months ended March 31, 2016 and its other filings with the Securities and Exchange Commission (the "SEC"). These risks and uncertainties also include those risks and uncertainties that are discussed in the offer document that was approved by the Swedish Financial Supervisory Authority (the "SFSA") and published on June 16, 2016 (the "Offer Document"), the Registration Statement on Form S-4 which was filed with the SEC on April 11, 2016, as amended (the "Registration Statement"), and the EU Prospectus that was approved by the Netherlands Authority for the Financial Markets (the "AFM") and published on June 16, 2016 (the “EU Prospectus”). You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication, except as required by law. Legal Matters

ADDITIONAL INFORMATION In connection with the Offer, the Offer Document has been filed with the SFSA and published. In addition, Mylan has filed certain materials with the SEC, including, among other materials, the Registration Statement. The EU Prospectus has been filed with the AFM and published. This communication is not intended to be, and is not, a substitute for such documents or for any other document that Mylan may file with the SFSA, the SEC, the AFM or any other competent EU authority in connection with the Offer. This communication contains advertising materials (reclame-uitingen) in connection with the Offer as referred to in Section 5:20 of the Dutch Financial Supervision Act (Wet op het financieel toezicht). INVESTORS AND SECURITYHOLDERS OF MEDA ARE URGED TO READ ANY DOCUMENTS FILED WITH THE SFSA, THE SEC AND THE AFM OR ANY OTHER COMPETENT EU AUTHORITY CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, MEDA AND THE OFFER. Such documents are or upon publication will be available free of charge through the website maintained by the SEC at www.sec.gov, on Mylan's website at medatransaction.mylan.com or, to the extent filed with the AFM, through the website maintained by the AFM at www.afm.nl, or by directing a request to Mylan at +1 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SFSA, the SEC, the AFM or any other competent EU authority that are required to be mailed to Meda shareholders will also be mailed to such shareholders. FURTHER INFORMATION The Offer is not being made to persons whose participation in the Offer requires that an additional offer document be prepared or registration effected or that any other measures be taken in addition to those required under Swedish law (including the Swedish Takeover Rules), Dutch law, United Kingdom law, Danish law, Irish law and U.S. law. The distribution of this communication and any related Offer documentation in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person. The Offer is not being made, and this communication may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, Australia, Hong Kong, Japan, Canada, New Zealand or South Africa, or any other jurisdiction in which the making of the Offer, the distribution of this communication or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other measures in addition to those required under Swedish law (including the Swedish Takeover Rules), Dutch law, United Kingdom law, Danish law, Irish law and U.S. law. Legal Matters (cont’d)

Non-GAAP financial measures This communication includes the presentation and discussion of certain financial information that differs from what is reported under GAAP. These non-GAAP financial measures, including, but not limited to, adjusted total revenues, adjusted diluted earnings per share (“adjusted diluted EPS”), adjusted free cash flow, constant currency adjusted total revenues, adjusted gross margin, adjusted R&D as % of adjusted total revenue, adjusted SG&A as % of adjusted total revenue, and adjusted EBITDA margin, are presented in order to supplement investors’ and other readers’ understanding and assessment of the Company’s financial performance. Management uses these measures internally for forecasting, budgeting and measuring its operating performance. In addition, primarily due to acquisitions, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with GAAP. In addition, the Company believes that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA pursuant to our debt agreements is appropriate to provide additional information to investors to demonstrate the Company’s ability to comply with financial debt covenants (which are calculated using a measure similar to adjusted EBITDA) and assess the Company’s ability to incur additional indebtedness. We also report sales performance using the non-GAAP financial measure of “constant currency” total revenues, adjusted total revenues, third party net sales, and adjusted third party net sales. This measure provides information on the change in net sales assuming that foreign currency exchange rates had not changed between the prior and current period. The comparisons presented as constant currency rates reflect comparative local currency sales at the prior year’s foreign exchange rates. We routinely evaluate our third party net sales performance at constant currency so that sales results can be viewed without the impact of foreign currency exchange rates, thereby facilitating a period-to-period comparison of our operational activities, and we believe that this presentation also provides useful information to investors for the same reason. The “Summary of Adjusted Revenues by Segment” table in the Appendix compares third party net sales and, as applicable, adjusted third party net sales on an actual and constant currency basis for each reportable segment and the geographic regions within the Generics segment for the year ended December 31, 2015 and 2014. Also, set forth in the Appendix, Mylan has provided reconciliations of its non-GAAP financial measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable GAAP measures set forth below, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. TRADEMARK DISCLAIMER All trademarks, trade names, product names, graphics and logos of Mylan or any of its affiliates contained herein are trademarks, registered trademarks or trade dress of Mylan or such affiliate in the United States and/or other countries. Meda is a registered trademark of Meda AB. All other trademarks, trade names, product names and logos contained herein are the property of their respective owners. The use or display of other parties' trademarks, trade names, product names or logos is not intended to imply, and should not be construed to imply, a relationship with or endorsement or sponsorship of Mylan by such other party. Legal Matters (cont’d)

Agenda 2 Mylan 2015 FY Financial Results 3 1 4 Q&A Meda Transaction Mylan Overview

Mylan’s Proven Track Record as an Acquirer $0.80 $1.30 $1.61 $2.04 $2.59 $2.89 $3.56 $4.30 Generics and specialty pharmaceutical business Non-US developed markets specialty and branded generics business 2007 2010 2013 2015 2008-2015 adjusted diluted EPS Growth = 27% CAGR* Adjusted Diluted EPS in ($) *It is not mathematically possible to calculate the CAGR for U.S. GAAP diluted EPS for the period 2008-2015 since the U.S. GAAP diluted EPS for 2008, the first year in the period, was a negative number. Excluding 2008, when the U.S. GAAP diluted EPS was $(1.10), the CAGR for U.S. GAAP diluted EPS for the period 2009-2015 is 34%. Adjusted diluted EPS is a non-GAAP financial measure. See Appendix for reconciliation of adjusted diluted EPS to the most directly comparable GAAP measure. Women’s healthcare businesses

2015 Highlights Mylan delivered exceptional 2015 performance while executing against our long-term growth drivers 28% year-over-year constant currency adjusted total revenues growth Actual adjusted total revenues absorbed foreign exchange headwinds of $0.4 billion 21% year-over-year adjusted diluted EPS growth despite foreign exchange headwinds of $0.11 per share 107% year-over-year adjusted free cash flow growth Closed the acquisition of Abbott’s non-U.S. developed markets specialty and branded generics business, surpassing growth expectations and yielding a stable, cash-generative business Closed the acquisition of certain women’s healthcare businesses from Famy Care Limited, creating a leading women’s healthcare franchise Further strengthened our EpiPen® Auto-Injector franchise and continued our efforts to expand access and awareness to anaphylaxis market Year-Over-Year Operational Leverage Constant currency adjusted total revenues, adjusted total revenues, adjusted diluted EPS, adjusted free cash flow, adjusted gross margin, adjusted R&D % of adjusted total revenues, adjusted SG&A % of adjusted total revenues, and EBITDA margin are non-GAAP financial measures. Please see the Appendix for reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

Mylan + Meda: Strategic Rationale

Significantly Strengthens and Diversifies Commercial Presence

- Further diversifies and de-risks Mylan's global portfolio mix by strengthening branded platform, and creates ~$1 billion business in attractive OTC market
- Establishes leadership across all commercial channels in Europe; strengthens U.S. specialty business; and provides exciting platform for growth in new emerging markets
- Complements and optimizes infrastructure from Abbott EPD transaction

Enhances Critical Mass in Key Therapeutic Areas

- Enhances therapeutic presence in all regions to create a leader in allergy and respiratory and critical mass in dermatology and pain
- Cross-fertilization opportunities of combined product portfolio
- Helps maximize future Mylan launches

Financially Compelling Transaction

- Enhances size and scale with 2015 combined revenues of ~$11.8 billion[1] and adjusted EBITDA of ~$3.8 billion[1]
- Represents a multiple of 12.9x 2015 adjusted EBITDA and 8.9x 2015 adjusted EBITDA with synergies
- Substantial synergy opportunity, with ~$350 million of annual pre-tax operational synergies expected by year four after closing
- Expected to be immediately accretive to Mylan's adjusted earnings, with accretion to adjusted earnings increasing significantly after first full year (2017) as synergies are realized
- Creates opportunity to achieve $0.35-$0.40 adjusted diluted EPS accretion in 2017 and to accelerate achievement of previously stated $6.00 adjusted diluted EPS target to 2017 vs 2018[2]

(1) SEK = 0.118 USD; Combined company figures represent an aggregation of Mylan figures derived from US GAAP financial information and Meda figures derived from EU IFRS financial information and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda)

(2) Stated 2017 opportunity/2018 target; this is a long-term target only and does not represent company guidance. See Appendix for a description of how this non-GAAP opportunity/target is calculated.

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Mylan
Seeing is believing

Further Diversifies and Strengthens Mylan’s Business Combined company will have an attractive and diverse portfolio of >2,000 branded, generic and OTC products Expands Mylan’s branded portfolio in all regions in existing and new therapeutic areas Provides strong position into attractive OTC market, creating $1 billion combined business at close Further diversifies and balances Mylan’s geographic footprint and provides entry into new emerging markets Standalone Meda and pro forma Mylan revenues based on exchange rate of SEK = 0.118 USD; Combined company figures represent an aggregation of Mylan figures derived from US GAAP financial information and Meda figures derived from EU IFRS financial information and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda) Standalone Mylan Standalone Meda Pro Forma Mylan Generics Specialty / Branded Gx OTC & Other 2015 Revenue by Channel1 2015 Revenue by Geography Standalone Mylan Standalone Meda Pro Forma Mylan North America Europe Rest of World $9.4 billion $2.3 billion $11.8 billion

Enhances Critical Mass in Key Franchises Nearly 50% of Meda’s revenues derive from Allergy/Respiratory, Dermatology and Pain products, which are highly complementary to Mylan Mylan expects that the combined company will have approximately six $1 billion therapeutic franchises at close, including Respiratory & Allergy, GI, Cardio, CNS, Diabetes & Metabolic and Infectious Disease Meda also significantly enhances Mylan’s presence in other areas such as Dermatology, Pain, and Women’s Health +25% +160% Mylan Net Sales by TA(1) Meda Net Sales by TA(1) Combined Net Sales by TA(1) +160% +25% +30% +50% +40% +20% (1) Percentages in therapeutic area breakout based on Q1-Q3 2015 actual product net sales.

Creates Attractive Portfolios of Rx, Gx and OTC Products Attractive portfolios across therapeutic categories offering greater opportunities to maximize combined portfolio and drive growth Well-positioned for future high-value launches, e.g. generic Advair, Revefencin, biosimilars Combined business will be fueled by Mylan commitment to R&D and portfolio expansion Allergy/Respiratory Dermatology Pain Meda + Mylan in Key TAs (Portfolio and Disclosed Pipeline) Gx Advair® DPI Gx Fluticasone MDI Novel ICS/LABA/LAMA DPI Sotirimod Hokunalin Gx Benzaclin Gx Acyclovir ointment Revefenacin Amnesteem

Provides Mylan with Expansion into 16 New Countries



Mylan
Meda
Both
Europe
Mylan: ~2,000 sales reps
Meda: ~1,015 sales reps
The Americas
Mylan: ~600 sales reps
Meda: ~350 sales reps
India and EM
Mylan: ~450 sales reps
Meda: ~775 sales reps
Japan, ANZ
Mylan: ~700 sales reps
Meda: ~10 sales reps

- Significantly enhances Mylan's commercial platform and capabilities
- Combined company will sell into more than 165 countries and territories around the world, with a direct commercial presence in ~60 markets and combined salesforce of ~5,900
- Opportunity to optimize infrastructure to accelerate growth, particularly EPD business and emerging markets

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This document contains confidential and proprietary information of Mylan N.V.. Unauthorized use, duplication, dissemination or disclosure to third parties is strictly prohibited. © 2016

Mylan
Seeing is believing

Opportunity to Apply Mylan Best-in-Class Global Manufacturing and Supply Chain Platform to Meda

Manufacturing & Supply Capabilities

- ~50 internal manufacturing sites (including 10 API sites) plus ~10 R&D sites
- More than 1,400 3P suppliers and CMOs
- Manufacturing strategically located to support markets
- Ability and agility to respond to large and small volume orders with short lead times
- Broad range of dosage forms: tablets, capsules, powders, injectables, aerosols, patches, gums, creams, liquids and nasals, DPIs, topicals/ointments

~2,000+ products
~29,000+ SKUs
165+ markets
40+ languages

Serving Market Needs

- Ship to more than 35,000 customers
- Delivery of more than 65 billion doses to patients annually
- Direction of 55+ distribution centers
- Packaging, labeling and artwork meeting local requirements (language, design)
- Vendor managed inventory for select accounts

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This document contains confidential and proprietary information of Mylan N.V.. Unauthorized use, duplication, dissemination or disclosure to third parties is strictly prohibited. © 2015

Mylan
Seeing is believing

Gx Rx OTC Physicians Retail & Pharmacy Wholesalers Governments Institutions Strengthens Ability to Deliver for Customers Quality Differentiated Technologies Supply Reliability Broad Product Offering Service Excellence Operational Leverage Potential to distribute portfolio across customer channels—selling One Mylan around the world Powerful platform to bring more value to our customers through a broader range of products and services and total patient and pharmacy solutions Opportunity to leverage commercial best practices Aligned with macro trends and industry environment with evolving distributor and payor dynamics and need for scale

Non-GAAP Reconciliations Year Ended December 31 2015 2014 GAAP third party net sales from Europe $2,205.6 $1,476.8 Add: Acquisition related customer incentive 17.100000000000001 0 Adjusted third party net sales from Europe $2,222.6999999999998 $1,476.8 GAAP Generics segment third party net sales $8,157.8 $6,459.3 Add: Acquisition related customer incentive 17.100000000000001 0 Adjusted Generics segment third party net sales $8,174.9 $6,459.3 GAAP third party net sales $9,362.6 $7,646.5 Add: Acquisition related customer incentive 17.100000000000001 0 Adjusted third party net sales $9,379.7000000000007 $7,646.5 GAAP total revenues $9,429.2999999999993 $7,719.6 Add: Acquisition related customer incentive 17.100000000000001 0 Adjusted total revenues $9,446.4 $7,719.6

Non-GAAP Reconciliations 2015 2014 GAAP cost of sales 5,213.2 $ 4,191.6 $ Deduct: Purchase accounting related amortization (885.5) (403.6) Acquisition related costs (98.5) (68.6) Restructuring & other special items (36.3) (45.1) Adjusted cost of sales 4,192.9 $ 3,674.3 $ Adjusted gross profit (a) 5,253.5 $ 4,045.3 $ Adjusted gross margin (a) 55.6% 52.4% Year Ended December 31, (a) Adjusted gross profit is calculated as adjusted total revenues less adjusted cost of sales. Adjusted gross margin is calculated as adjusted gross profit divided by adjusted total revenues. GAAP gross profit is calculated as GAAP total revenues less GAAP cost of sales. GAAP gross margin is calculated as GAAP gross profit divided by GAAP total revenues. Year Ended December 31, 2015 2014 GAAP R&D $671.9 $581.79999999999995 Deduct: Acquisition related costs -2.1 -2.7 Restructuring & other special items -20.3 -17.899999999999999 Adjusted R&D $649.5 $561.20000000000005 Adjusted R&D as % of adjusted total revenues 6.9% 7.3%

Non-GAAP Reconciliations Year Ended December 31, 2015 2014 GAAP SG&A $2,180.6999999999998 $1,625.7 Deduct: Acquisition related costs -,227.4 -65.900000000000006 Restructuring & other special items -48.3 -66.900000000000006 Adjusted SG&A $1,905 $1,492.9 Adjusted SG&A as % of adjusted total revenues 0.20200000000000001 0.193 Year EndedDecember 31,     2015 2014 GAAP net earnings attributable to Mylan N.V. $847.6 $929.4 Add adjustments: Net contribution attributable to the noncontrolling interest and equity method investments 105.2 95.1 Income taxes 67.7 41.4 Interest expense 339.4 333.2 Depreciation and amortization 1,032.999999999999 566.6 EBITDA $2,392 $1,965.7 Add / (deduct) adjustments: Share-based compensation expense 92.8 65.900000000000006 Litigation settlements, net -97.4 47.9 Restructuring & other special items 624.70000000000005 286.39999999999998 Adjusted EBITDA $3,012.1 $2,365.9 Adjusted total revenues (e) $9,446.4 $7,719.6 Adjusted EBITDA margin (f) 0.31900000000000001 0.30599999999999999 (e) Refer to the non-GAAP reconciliations for reconciliation of adjusted total revenues to the most directly comparable GAAP financial measure for the year ended December 31, 2015. (f) Adjusted EBITDA margin is calculated as adjusted EBITDA divided by adjusted total revenues.

Non-GAAP Reconciliations   GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS 847.6 $ 1.70 $ 929.4 $ 2.34 $ Purchase accounting related amortization (primarily included in cost of sales) (a) 900.9 419.0 Litigation settlements, net (97.4) 47.9 Interest expense, primarily amortization of convertible debt discount 45.6 46.0 Non-cash accretion and fair value adjustments of contingent consideration liability 38.4 35.3 Clean energy investments pre-tax loss (b) 93.2 78.9 Financing related costs (included in other expense (income), net) (c) 112.0 33.3 Acquisition related costs (primarily included in cost of sales and selling, general and administrative expense) 438.0 139.5 Acquisition related customer incentive (included in third party net sales) 17.1 - Restructuring and other special items included in: Cost of sales 36.3 45.1 Research and development expense 20.3 17.9 Selling, general and administrative expense 48.3 66.9 Other income (expense), net 7.2 (10.9) Tax effect of the above items and other income tax related items (d) (370.1) (432.0) Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS 2,137.4 $ 4.30 $ 1,416.3 $ 3.56 $ Weighted average diluted ordinary shares outstanding 497.4 398.0 (a) Adjustment for purchase accounting related amortization expense for the years ended December 31, 2015 and 2014 includes intangible asset impairment charges of $31.3 million and $27.7 million, respectively. (b) Adjustment represents exclusion of the pre-tax loss related to Mylan's clean energy investments, the activities of which qualify for income tax credits under Section 45 of the Internal Revenue Code of 1986, as amended (the "Code"). The amount is included in other expense (income), net in the Consolidated Statements of Operations. (c) Adjustment represents approximately $71.2 million related to the termination of certain interest rate swaps and charges of approximately $40.8 million related to the redemption of the Company’s 7.875% Senior Notes due 2020 for the year ended December 31, 2015. (d) Adjustment for other income tax related items includes the exclusion from Adjusted Net Earnings of the tax benefit of approximately $156 million related to the merger of the Company’s wholly owned subsidiaries, Agila Specialties Private Limited and Onco Therapies Limited, into Mylan Laboratories Limited for the year ended December 31, 2014.  Year Ended December 31, 2015 2014

Non-GAAP Reconciliations (Unaudited; in millions, except per share amounts) U.S. GAAP net earnings attributable to Mylan N.V. and U.S. GAAP diluted EPS 624 $ 1.58 $ 641 $ 1.52 $ 537 $ 1.22 $ Purchase accounting related amortization (primarily included in cost of sales) (a) 371 391 365 Litigation settlements, net (10) (3) 49 Interest expense, primarily amortization of convertible debt discount 38 36 49 Non-cash accretion and fair value adjustments of contingent consideration liability 35 39 - Clean energy investments pre-tax loss (b) 22 17 - Financing related costs (included in other expense (income), net) 73 - - Acquisition related costs (primarily included in cost of sales and selling, general and administrative expense) 50 - 34 Restructuring and other special items included in: Costs of sales 49 66 8 Research and development expense 52 12 4 Selling, general and administrative expense 71 105 45 Other income (expense), net 25 (1) - Tax effect of the above items and other income tax related items (260) 216 (198) Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS 1,140 $ 2.89 $ 1,087 $ 2.59 $ 893 $ 2.04 $ Weighted average diluted common shares outstanding 395 420 439 Year Ended December 31, 2013 2012 2011 (a) Adjustment for purchase accounting related amortization expense for the years ended December 31, 2013, 2012, and 2011 include intangible asset impairment charges of approximately $18 million, $42 million and $16 million, respectively. (b) Adjustment represents exclusion of the pre-tax loss related to Mylan's clean energy investments, the activities of which qualify for income tax credits under section 45 of the U.S. Internal Revenue Code. The amount is included in other expense (income), net in the Consolidated Statements of Operations.

Non-GAAP Reconciliations (Unaudited; in millions, except per share amounts) GAAP net earnings attributable to Mylan N.V. and U.S. GAAP diluted EPS 224 $ 0.68 $ 94 $ 0.30 $ (335) $ (1.10) $ Purchase accounting related amortization (primarily included in cost of sales) 309 283 489 Goodwill impairment charges - - 385 Bystolic revenue - - (468) Litigation settlements, net 127 226 17 Interest expense, primarily amortization of convertible debt discount 60 43 30 Financing related costs (included in other expense (income), net) 37 - - Acceleration of deferred revenue - (29) - Non-controlling interest - 9 - Restructuring and other special items included in: Cost of sales 7 33 53 Research and development expense 10 22 14 Selling, general administrative expense 63 49 89 Other income (expense), net 1 (13) 1 Tax effect on the above items and other income tax related items (253) (273) (31) Preferred dividend (c) 122 139 - Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPD 707 $ 1.61 $ 583 $ 1.30 $ 244 $ 0.80 $ Weighted averahe diluted common shares outstanding (c) 438 450 304 Year Ended December 31, 2010 2009 2008 (c) Adjusted diluted EPS for the year ended December 31, 2010, includes the full effect of the conversion of the company's preferred stock into 125.2 million shares of common stock on November 15, 2010. Adjusted diluted EPS for the period ended December 31, 2009 was calculated under the "if-converted method" which assumes conversion of the Company's preferred stock into shares of common stock, based on an average share price, and excludes the preferred dividend from the calculation, as the "if-converted method" is more dilutive.

Non-GAAP Reconciliations 2015 2014 Actual Constant Currency (1) Generics (adjusted): Third party net sales North America 3,895.6 $ 3,361.2 $ 16% 16% Europe (adjusted) (2) 2,222.7 1,476.8 51% 67% Rest of World 2,056.6 1,621.3 27% 38% Adjusted total third party net sales (2) 8,174.9 6,459.3 27% 33% Other third party revenues 40.8 51.1 Adjusted total third party revenues 8,215.7 6,510.4 Intersegment sales 6.3 4.7 Adjusted Generics total revenues 8,222.0 6,515.1 Specialty: Third party net sales 1,204.8 1,187.2 1% 1% Other third party revenues 25.9 22.0 Total third party revenues 1,230.7 1,209.2 Intersegment sales 10.9 9.0 Specialty total revenues 1,241.6 1,218.2 Elimination of intersegment sales (17.2) (13.7) Adjusted consolidated total revenues (2) 9,446.4 $ 7,719.6 $ 22% 28% (1) The constant currency percent change is derived by translating third party net sales for the current period at prior year comparative period exchange rates. (2) Refer to the non-GAAP reconciliations for reconciliations of adjusted third party net sales from Europe, Generics segment adjusted third party net sales, adjusted third party net sales and adjusted total revenues to the most directly comparable GAAP financial measures for the year ended December 31, 2015. Year Ended Year Ended December 31, Percent Change

Non-GAAP Reconciliations 2015 2014 GAAP net cash provided by operating activities 2,008 $ 1,015 $ (Deduct) / Add: (Receipt) / payment of litigation settlements (113) 96 Financing Fees 137 24 Acquisition related costs 191 64 R&D expense 12 21 Income tax items (22) (13) Other 4 3 Adjusted cash provided by operating activities $ 2,217 $ 1,210 (Deduct) / Add: Capital expenditures (363) (325) Proceeds from sale of property, plant and equipment - 9 Adjusted free cash flow $ 1,854 $ 894 Year Ended December 31,

Reconciliation of Non-GAAP Metrics To calculate adjusted diluted EPS, Mylan starts with GAAP diluted earnings per share and adjusts for various items, including acquisition related amortization; litigation settlements, net; non-cash accretion of contingent consideration liability; certain R&D milestone payments; clean energy investments pre-tax losses; acquisition related costs; restructuring and other special items; and the tax effect of these items.